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                                           Filing pursuant to Rule 425 under the
                                              Securities Act of 1933, as amended

                                       Filer: Huntington Bancshares Incorporated
                                         Subject Company: Unizan Financial Corp.
                             Subject Company's Exchange Act file number: 0-13270


FORWARD-LOOKING STATEMENTS

This filing contains certain forward-looking statements, including certain plans, expectations, goals, and projections, and including statements about the benefits of the merger between Huntington and Unizan, which are subject to numerous assumptions, risks, and uncertainties. Actual results could differ materially from those contained or implied by such statements for a variety of factors including: the businesses of Huntington and Unizan may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and any revenue synergies from the merger may not be fully realized within the expected timeframes; disruption from the merger may make it more difficult to maintain relationships with clients, associates, or suppliers; the required governmental approvals of the merger may not be obtained on the proposed terms and schedule; Unizan's stockholders may not approve the merger; changes in economic conditions; movements in interest rates; competitive pressures on product pricing and services; success and timing of other business strategies; the nature, extent, and timing of governmental actions and reforms; and extended disruption of vital infrastructure; and other factors described in Huntington's 2002 Annual Report on Form 10-K/A, Unizan's 2002 Annual Report on Form 10-K, and documents subsequently filed by Huntington and Unizan with the Securities and Exchange Commission. All forward-looking statements included in this news release are based on information available at the time of the release. Neither Huntington nor Unizan assume any obligation to update any forward-looking statement.


ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

Huntington and Unizan will be filing relevant documents concerning the transaction with the Securities and Exchange Commission, including a registration statement on Form S-4 which will include a proxy statement/prospectus. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Huntington and Unizan, at the Securities and Exchange Commission's internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington Bancshares Incorporated, Huntington Center, 41 South High Street, Columbus, Ohio 43287,
Attention: Investor Relations, 614-480-4060, or Unizan Financial Corp., 220 Market Avenue South, Canton, Ohio 44702, Attention: Media Relations, 330-438-4858.

STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

The directors and executive officers of Unizan and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding Unizan's directors and executive officers is available in its proxy statement filed with the SEC by Unizan on March 14, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.


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BELOW ARE RESPONSES TO QUESTIONS ABOUT THE UNIZAN/HUNTINGTON MERGER. THE
INFORMATION PROVIDED IS BASED ON THE INFORMATION AVAILABLE AT A CERTAIN POINT IN TIME DURING THE INTEGRATION PROCESS AND ADDRESSES HOW ISSUES WILL EFFECT MOST ASSOCIATES RATHER THAN INDIVIDUAL CIRCUMSTANCES. WHILE EVERY EFFORT IS BEING MADE TO PROVIDE ACCURATE AND DEFINITIVE INFORMATION, PLEASE KEEP IN MIND SPECIFIC DETAILS MAY BE AMENDED AS MORE INFORMATION IS AVAILABLE. ANY CHANGES WILL BE COMMUNICATED TO ALL ASSOCIATES PROMPTLY. IF YOU HAVE QUESTIONS THAT ARE NOT ADDRESSED HERE, PLEASE SUBMIT YOUR QUESTION TO MERGER@UNIZAN.COM.


 1. WHEN WILL WE KNOW MORE DETAILS ABOUT THE CHANGES THAT WILL TAKE PLACE AS A RESULT OF THE INTEGRATION, SUCH AS LOAN PROCESSING, RETAIL BRANCH LOCATIONS, ETC., AND WHEN WILL THE CONVERSION TAKE PLACE?

    The integration process began with the identification of Integration Coordinators at Unizan and Huntington. The Integration Coordinators recommended the formation of Integration/Transition Teams consisting of people from Unizan and Huntington. Fourteen teams were formed under the following broad categories, with numerous additional subsets:

    o Accounting/Tax
    o Commercial Banking
    o Communications
    o Credit Policy
    o Dealer Sales/Indirect Lending
    o Financial Management/Planning
    o Human Resources
    o Legal & Regulatory
    o Marketing
    o Operations/Information Systems
    o Private Financial Group (Wealth Management, Trust and Private Banking)
    o Retail Banking
    o Risk Management/Facilities/Purchasing/Audit/
    o Compliance/Security
    o Treasury Group/Balance Sheet Management

    Team leaders were identified and the process began with a teleconference on 2/6/04 held by the Integration Coordinators and approximately 30 employees from Unizan and Huntington. The Team Leaders were given guidance and asked to identify key issues and make recommendations regarding how the integration will come together. The Integration Team Leaders from Unizan and Huntington teleconference weekly with the Integration Coordinators, who then report weekly to an Oversight Team consisting of Huntington's Chairman/CEO, Tom Hoaglin and Vice Chairman, Ron Baldwin and Unizan's President/CEO, Roger Mann and EVP/COO, Jim Nicholson. There are a huge number of issues under consideration, including timing of the merger, systems integration, facilities plans, how Unizan business lines fit into the Huntington organization, and of course the highly urgent and sensitive issue of positions and people.

    We know there is anxiety and apprehension regarding positions and people, however by proceeding with Integration Teams taking the appropriate amount of time to ensure Huntington understands everything about us and providing us with the opportunity to discuss what we do, how we do it and who we are, we believe this process is in our best interest and the best way to integrate. It is the highest priority and we are moving forward as swiftly as possible; please bear with us as the Integration Teams have only been at it for two weeks, but are making significant progress. We believe we are proceeding in the most fair, comprehensive and beneficial approach possible. Once the Integration Teams make a comprehensive set of recommendations and significant issues are decided, these decisions will be communicated to all employees. We are working toward resolution of as many issues as possible in the month of March.


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 2. WHAT IS THE TIMING FOR LETTING EMPLOYEES KNOW WHO WILL WORK FOR HUNTINGTON
    ONCE THE MERGER IS COMPLETE?

    Huntington is committed to making sure this transition is handled appropriately and that each and every position within Unizan is carefully evaluated. Like Unizan, Huntington respects the dedication of associates and the time each of us have contributed to the organization. Huntington and Unizan management are currently evaluating potential job eliminations that will take place as a result of the merger. We expect to be able to provide more information to associates in March.


 3. THERE ARE FUNCTIONS THAT BOTH UNIZAN AND HUNTINGTON HAVE TODAY. WHY HAVEN'T YOU BEEN ABLE TO TELL US WHICH JOBS WILL REMAIN AFTER THE MERGER IS COMPLETE?

    While it was clear that there is some overlap of operations, it is extremely important that Huntington more fully understand Unizan operations before announcements about any areas can be made. However no decisions have been made with regard to office openings or duplicated functions. Huntington and Unizan management are currently evaluating potential job eliminations and we expect to be able to provide more information to associates in March.


 4. IS HUNTINGTON CONSIDERING OTHER MERGERS AND WILL THERE BE AN IMPACT ON UNIZAN JOBS?

    As is a long-standing practice, Huntington does not comment on rumors or speculation. However, as has been stated previously, Huntington is focused on a seamless integration process with Unizan.

    Huntington is committed to making sure this transition is handled appropriately and that each and every position within Unizan is carefully evaluated. Like Unizan, Huntington respects the dedication of associates and the time each of us have contributed to the organization. Huntington and Unizan management are currently evaluating potential job eliminations that will take place as a result of the merger. We expect to be able to provide more information to associates in March.


 5. WILL AN ASSOCIATE RECEIVE PAY OUT FOR CARRY OVER PTO DAYS FROM 2003 IF HE/SHE LOSES HIS/HER POSITION?

    Prior to the effective date of the merger, employees of Unizan remain employed by Unizan and would be covered by Unizan's policies and benefit programs, including policies regarding pay out of PTO days after termination of employment. An employee who terminates employment from Unizan prior to the effective date of the merger would be covered by Unizan's PTO policy, including any pay out of carry over days from 2003.

    Huntington does not currently have a PTO plan. Instead, Huntington associates currently have vacation, personal and sick days available to them. Associates are not permitted to carry over vacation days into the following year at Huntington. How PTO days that have been carried over by Unizan employees will be handled after the effective date of the merger is something that Huntington and Unizan will work together on during the period prior to the effective date of the merger. Huntington and Unizan will communicate decisions regarding this and other benefit issues to all Unizan employees in a uniform manner as they are made.


 6. WILL THE PROFIT SHARING COMPONENT FOR THE UNIZAN 401(k) AUTOMATICALLY VEST AT MERGER, OR WILL IT RETAIN ITS 3-YEAR VESTING REQUIREMENT?

    Huntington anticipates that the profit sharing component for the Unizan 401(k) will automatically vest as of the effective date of the merger between Huntington and Unizan.


 7. I HAVE A LOAN ON MY 401(k) FUNDS; I REALIZE THAT WHEN YOU LEAVE THE BANK YOU NEED TO PAY OFF THAT LOAN OR THEY DEDUCT IT FROM YOUR 401(k) BALANCE AS DISTRIBUTION. COULD I HAVE THE OPTION OF PAYING OFF THE BALANCE OF MY LOAN FROM MY LUMP SUM SEVERANCE DISTRIBUTION?

    Huntington is still evaluating Unizan's benefit programs, including its 401(k) plan, to be able to answer this and many other questions at this time. Huntington and Unizan will work together to determine how the merger will affect Unizan's benefit programs during the period prior to the effective date of the merger. Huntington and


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    Unizan will communicate decisions regarding this issue and other benefit issues to all Unizan employees in a uniform manner as they are made.


 8. WILL MY MEDICAL BENEFITS CHANGE? IF SO, EFFECTIVE WHEN? HOW WILL THE DEDUCTIBLES WORK IF WE SHIFT INSURANCE PLANS MID-YEAR?

    It is anticipated that after the effective date of the merger between Huntington and Unizan, Unizan employees will commence participation in Huntington's health care plan. However, the exact timing has not yet been determined. Huntington offers medical, dental and vision benefits through its health care plan. We understand that employee benefits are important to employees and their families. Because of this, Unizan employees will receive detailed information about Huntington's health care plan and other employee benefits well in advance of when they will need to make decisions regarding these benefits. To give Unizan employees some very basic information about Huntington's health care plan, medical benefits are provided through Anthem Blue Cross Blue Shield. Huntington offers a PPO and a traditional indemnity plan. Dental benefits are provided through Cigna's dental PPO or Cigna's dental maintenance organization (DMO). Vision benefits are provided through Vision Services Plan (VSP). Huntington will honor any deductible, co-payment or out of pocket expenses incurred by Unizan employees under Unizan's health care plan during any portion of the calendar year prior to their participation in Huntington's health care plan.


 9. DOES HUNTINGTON HAVE A FLEX PROGRAM FOR CHILDCARE AND MEDICAL? CAN THIS PLAN CHANGE IN MID-YEAR TO HUNTINGTON'S?

    Huntington maintains both health care flexible spending accounts and dependent care flexible spending accounts. These types of programs are governed by Internal Revenue Service ("IRS") rules. Huntington and Unizan will work together to determine how we will integrate Unizan's and Huntington's flexible spending accounts in compliance with IRS rules. Huntington and Unizan will communicate how this integration will happen to Unizan employees in a uniform manner after decisions are made.


10. WILL YEARS OF SERVICE WITH UNIZAN BE COUNTED AS DATE OF HIRE (DOH) WITH HUNTINGTON?

    The extent to which Huntington will honor employees' service with Unizan will be governed by the merger agreement between Unizan and Huntington. The following is a brief summary of this section. Generally, Huntington will recognize employees' service with Unizan to the same extent as this service was credited by Unizan for purposes of eligibility and vesting in Huntington's employee benefit plans and programs. This generally is the date of hire on Unizan's employee record. Only service from the effective date of the merger forward will be used for purposes of calculating benefit accruals (i.e. the amount of any benefit) under any of Huntington's defined benefit pension plans.


11. HOW WILL DIFFERENCES BETWEEN HUNTINGTON AND UNIZAN SALARIES BE ADDRESSED?

    The Unizan/Huntington Integration Teams have just begun to address all of the many aspects involved with the merger. The management of both organizations is committed to making sure that each issue in every area is addressed with understanding and careful thought. This process consists of first understanding the components of each product and service currently offered by Unizan and Huntington (in Human Resources, that includes salaries and benefits). As answers are developed, you can be assured that we are committed to communicating them to you as soon as possible. In the meantime, as you think of questions, do not hesitate to direct them to the merger email box (type "merger" in the address box), who will make sure they are addressed in the integration team meetings.


ADDITIONAL INFORMATION ABOUT THE MERGER
    Huntington and Unizan will be filing relevant documents concerning the transaction with the Securities and Exchange Commission, including a registration statement on Form S-4 which will include a proxy statement/prospectus. You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Huntington and Unizan, at the Securities and Exchange Commission's Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the proxy statement/prospectus can also be

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obtained, without charge, by directing a request to Huntington Bancshares
Incorporated, Huntington Center, 41 South High Street, Columbus, Ohio 43287,
Attention: Investor Relations, 614-480-4060, or Unizan Financial Corp., 220 Market Avenue South, Canton, Ohio 44702, Attention: Media Relations, 330-438-4858. YOU ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.